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                              April 14, 2021

       R. Michael Dudley
       Chief Executive Officer
       TransCode Therapeutics, Inc.
       6 Liberty Square, #2382
       Boston, MA 02109

                                                        Re: TransCode
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
18, 2020
                                                            CIK No. 0001829635

       Dear Mr. Dudley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 8,
2021

       Prospectus Summary
       Overview
       Modular Design Toolbox, page 2

   1. We note your revised disclosure here and on the top of page 91, that you "can also synthesize nanocarriers
with tunable chemistry properties to maximize therapeutic
                                                        delivery success."
Efficacy is a determination that is solely within the authority of the FDA or similar
foreign regulators. Given your current stage of development, please revise your disclosure
here to provide a clear basis for all performance claims so that you avoid any suggestion
that your preclinical product candidates will demonstrate success or efficacy or
otherwise delete the claim that you can "maximize therapeutic delivery success."
 R. Michael Dudley
TransCode Therapeutics, Inc.
April 14, 2021
Page 2
Employment Arrangements with our Named Executive Officers, page 143

2. We note that you have filed Exhibits 10.9, 10.10, 10.11 and 10.12, which relate to various employment agreements you have entered into with Mr. Dudley and Mr. Fitzgerald.
      Please update your disclosure here to reflect the fact that the employment agreements have been entered into. In addition, please revise your disclosure here to include a description of the 24 month change in control severance provision present in each of the employment agreements with Mr. Dudley and Mr. Fitzgerald or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                           Sincerely,
FirstName LastNameR. Michael Dudley
                                                           Division of
Corporation Finance
Comapany NameTransCode Therapeutics, Inc.
                                                           Office of Life
Sciences
April 14, 2021 Page 2
cc:       Michael Bison
FirstName LastName